

December 12, 2011

Via E-Mail
Richard Henderson
President
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, Nevada 89128

> **Re:** **Renewable Fuel Corp**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-170542**

Dear Mr. Henderson:

We have reviewed your registration statement and response letter and have the following comments.

General

1. We note your response to comment one in our letter dated November 30, 2011. However, we also note that you have not provided updated financial statements and related disclosures in your registration statement as required by Rule 8-08(b) of Regulation S-X. Please be advised that you are required to provide updated audited financial statements for the fiscal year ended September 30, 2011 in your registration statement prior to seeking effectiveness.

MD&A, Critical Accounting Policies and Estimates, Impairment of Long-Lived Assets, page 45

2. We note your response to comment two in our letter dated November 30, 2011 and your revised disclosures. However, as we previously requested, please revise your current disclosures to fully disclose and discuss the actual risks and uncertainties inherent in your estimates and how changes in your assumptions and estimates, and changes in market conditions, could impact the fair value of your plant assets.

Exhibit 23.1

3. We note that the consent from your auditor, included in amendment No. 9 of your registration statement, incorrectly refers to Amendment No. 8. Please ensure that the consent from your auditor in future amendments refers to the correct filing.

Richard Henderson
Renewable Fuel Corp
December 12, 2011
Page 2

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Michael Williams, Esq.